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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                      Great Northern Iron Ore Properties
                                (NAME OF ISSUER)


                      Certificates of Beneficial Interest
                         (TITLE OF CLASS OF SECURITIES)

                                     391064102
                                 (CUSIP Number)

Thompson, Hine and Flory, 3900 Society Center, 127 Public Square, Cleveland,
     Ohio 44114-1216, Attention: Gregory A. Smith, Esq. (216) 566-5653
     -----------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 13, 1995
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP   391064102
      -------------
-------------------------------------------------------------------------------------------------------

/X/      1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Oglebay Norton Company
-------------------------------------------------------------------------------------------------------
                                                                                             (a) [ ]
/ /      2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                                (b) [ ]
-------------------------------------------------------------------------------------------------------

/ /      3       SEC USE ONLY
-------------------------------------------------------------------------------------------------------
/ /      4       SOURCE OF FUNDS
-------------------------------------------------------------------------------------------------------
/ /      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(d) or 2(e)                                                           [ ]
-------------------------------------------------------------------------------------------------------
/X/      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------
/X/      NUMBER OF         7      SOLE VOTING POWER
         SHARES                       None
         BENEFICIALLY      ----------------------------------------------------------------------------
/X/      OWNED BY          8      SHARED VOTING POWER
         EACH                         None
         REPORTING         ----------------------------------------------------------------------------
/X/      PERSON            9      SOLE DISPOSITIVE POWER
         WITH                         95,500
                          -----------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                      None
-------------------------------------------------------------------------------------------------------
/X/      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      95,500
-------------------------------------------------------------------------------------------------------
/ /      12      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                                          [ ]
-------------------------------------------------------------------------------------------------------
/X/      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.4%
-------------------------------------------------------------------------------------------------------
/X/      14      TYPE OF REPORTING PERSON
                                      Company

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        This Amendment No. 8 amends the Schedule 13D (the "original Schedule
13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto, each filed with the Securities and Exchange Commission by Oglebay Norton Company, a Delaware corporation ("Oglebay Norton") in respect of its ownership of the shares of beneficial trust interest (the "Certificates") of Great Northern Iron Ore Properties (the "Trust"). Items and sections of the original
Schedule 13D and the amendments thereto not changed by this Amendment No. 8 have been omitted.

Item 2.  Identity and Background.
-------  ------------------------

        This Amendment No. 8 is filed on behalf of Oglebay Norton Company ("Oglebay Norton"). Oglebay Norton is a Delaware corporation with its principal executive offices at 1100 Superior Avenue, Cleveland, Ohio 44114-2598. Oglebay Norton is a Cleveland-based raw materials and Great Lakes marine transportation company serving the steel, ceramic, chemical, and oil- and gas-well service industries with iron ore and other minerals and supplying manufactured products used in hot metal processing.

        Filed as Appendix I to this Amendment No. 8 is a list of the executive officers and directors of Oglebay Norton, containing the following information with respect to each of them: (a) name, (b) business address, and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Appendix I is a United States citizen.

        During the past five years, neither Oglebay Norton nor, to the best of Oglebay Norton's knowledge, any person named in Appendix I (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is made subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                       *              *              *

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Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

        Oglebay Norton beneficially owns 95,500 Certificates which, as of December 13, 1995, represented 6.4% of the aggregate number outstanding Certificates of the Trust. Filed as Appendix II to this Amendment No. 8 is a list of the persons who hold a beneficial interest in the Certificates of the Trust owned by Oglebay Norton.

        Filed as Appendix III to this Amendment No. 8 is a list of the transactions in the Certificates by Oglebay Norton that were effected during the past 60 days or since the most recent filing by Oglebay Norton on Schedule 13D in respect of the Certificates, which is less.

        To the best of Oglebay Norton's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Certificates.


                        *              *              *


                     [Following page is the signature page]
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                                  Signature
                                  ---------

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        OGLEBAY NORTON COMPANY



                                        By:   /s/ Richard J. Kessler
                                           -----------------------------------
                                              V. P.-Finance and Development



Date:   December 13, 1995
        -----------------
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                                   APPENDIX I



                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                           OF OGLEBAY NORTON COMPANY




                                    OFFICERS
                                    --------

                 The following is a list of the executive officers and directors of Oglebay Norton Company as of the date of this Amendment No. 8. The business address for each of the executive officers is Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598.




     Name                                          Title
     ----                                          -----


R. Thomas Green, Jr.                     Chairman, President and Chief Executive
                                         Officer and Director

Edward G. Jaicks                         Vice President-Marketing

Mark P. Juszli                           Vice President-Industrial Sands

Richard J. Kessler                       Vice President-Finance and
                                         Development

H. William Ruf                           Vice President-Administrative and
                                         Legal Affairs

John L. Selis                            Vice President-Iron Ore

Stuart H. Theis                          Vice President-Marine Transportation

Timothy J. Wojciechowski                 Vice President-Refractories & Minerals

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                                   DIRECTORS
                                   ---------


     Name                Business Address                 Occupation
     ----                ----------------                 ----------

Brent D. Baird        1350 One M&T Plaza               Private Investor
                      Buffalo, New York 14203

Malvin E. Bank        Thompson, Hine and Flory         Attorney, Partner,
                      3900 Society Center              Thompson, Hine and
                      127 Public Square                Flory
                      Cleveland, Ohio 44114-1216

William G. Bares      The Lubrizol Corporation         President and Chief
                      29400 Lakeland Boulevard         Operating Officer
                      Wickliffe, Ohio 44092-2298

Albert C. Bersticker  Ferro Corporation                President and Chief
                      1000 Lakeside Avenue             Executive Officer
                      Cleveland, Ohio 44114-1183

John J. Dwyer         Oglebay Norton Company           Retired, Attorney,
                      1100 Superior Avenue             Partner, Thompson,
                      Cleveland, Ohio 44114-2598       Hine and Flory;
                                                       Retired, Vice Chair-
                                                       man of the Board of
                                                       Directors and Presi-
                                                       dent of the Company

R. Thomas Green, Jr.  Oglebay Norton Company           Chairman, President
                      1100 Superior Avenue             and Chief Executive
                      Cleveland, Ohio 44114-2598       Officer and Director
                                                       of the Company

Ralph D. Ketchum      RDK Capital, Inc.                President and Chief
                      100 Corporate Circle             Executive Officer,
                      30050 Chagrin Boulevard          RDK Capital, Inc.
                      Pepper Pike, Ohio 44124


Renold D. Thompson    Oglebay Norton Company           Vice Chairman of
                      1100 Superior Avenue             the Board of Direc-
                      Cleveland, Ohio 44114-2598       tors of the Company

John D. Weil          Clayton Management Company       President, Clayton
                      200 North Broadway, Suite 825    Management Company
                      St. Louis, Missouri 63102-2573

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                                  APPENDIX II



                    BENEFICIAL INTERESTS IN THE CERTIFICATES




  Number of Certificates
Name, Address and Position                                   Beneficially Owned
--------------------------                                   ------------------



                                     None
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                                  APPENDIX III



                        TRANSACTIONS IN THE CERTIFICATES
               SINCE (INSERT DATE 60 DAYS PRECEDING DATE OF THIS
                     -------------------------------------------
              AMENDMENT OR LAST SCHEDULE 13D OR AMENDMENT FILING)
              ---------------------------------------------------




                     Number of    Purchase/    Price Per       Type of
      Date         Certificates      Sale        Share       Transaction
      ----         ------------   ---------    ---------     -----------
August 11, 1995       3,100          Sale       $43.50       Open Market

August 14, 1995         100          Sale       $43.50       Open Market

August 16, 1995       1,700          Sale       $43.50       Open Market

September 21, 1995      200          Sale       $49.00       Open Market

November 17, 1995     2,300          Sale       $46.00       Open Market

November 20, 1995       200          Sale       $46.00       Open Market

November 24,1995        600          Sale       $46.00       Open Market

November 27, 1995     1,900          Sale       $46.00       Open Market

November 27, 1995       100          Sale       $46.00       Open Market

November 29, 1995     1,300          Sale       $46.00       Open Market

November 29, 1995       700          Sale       $46.00       Open Market

December 1, 1995      1,600          Sale       $46.00       Open Market

December 4, 1995        500          Sale       $46.00       Open Market

December 5, 1995        400          Sale       $46.00       Open Market

December 7, 1995      1,800          Sale       $46.00       Open Market